FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                           For the month of March 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F    X                      Form 40-F
                          -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

               Yes                                 No    X
                    -----                              -----
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.

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         Multicanal S.A. Extends APE Solicitation and Cash Tender Offer


BUENOS AIRES, March 26, 2003 - Multicanal S.A. (the "Company") today announced that it is extending its solicitation (the "APE Solicitation") from holders of its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt") of powers of attorney in favor of an attorney-in-fact, to execute an acuerdo preventivo extrajudicial (the "APE") until 5:00 p.m., New York City time, on April 11, 2003, unless further extended by the Company in its sole discretion.

The Company also announced today that it is extending until 5:00 p.m., New York City time, on April 11, 2003, unless further extended by the Company in its sole discretion, its offer to purchase for cash (the "Cash Tender Offer") U.S.$100 million of its Existing Debt at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered for purchase. As of 5:00 p.m. today, New York City time, holders of approximately U.S.$278.7 million or 52.8% principal amount of Existing Debt in the aggregate have either tendered in the Cash Tender Offer or agreed to participate in the APE Solicitation.

The APE Solicitation

The APE Solicitation is subject to several conditions precedent described below. Upon approval (homologacion) of the APE by the Bankruptcy Court (the "Court Approval"), each holder that accepted the APE Solicitation will receive, for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, at its option, either (i) U.S.$1,000 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes") or (ii) U.S.$315 principal amount of either (A) the Company's 7% 7-Year Notes (the "7-Year Fixed Rate Notes") or (B) the Company's 7-Year Floating Rate Notes (the "7-Year FRNs", together with the 7-Year Fixed Rate Notes, the "7-Year Notes", and the 7-Year Notes together with the 10-Year Notes, the "New Notes"), and 598 of the Company's class C shares of common stock (the "Class C Shares"). The Company is seeking to (i) exchange approximately U.S.$100 million principal amount of its Existing Debt for U.S.$100 million of 10-Year Notes, (ii) exchange U.S.$157.4 million principal amount of its Existing Debt for U.S.$102.3 million of its 7-Year Notes and capitalize approximately U.S.$167.4 million principal amount of its Existing Debt. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged or capitalized pursuant to the APE. As of 5:00 p.m. today, New York City time, holders of approximately U.S.$141.5 million principal amount or, after giving effect to the Cash Tender Offer at the level provided as a condition to the APE, 33% principal amount, of Existing Debt have agreed to participate in the APE Solicitation.

The APE Solicitation will remain in all respects subject to all terms and conditions described in the Solicitation Statement dated February 7, 2003, as amended and supplemented by the Supplement to Solicitation Statement dated March 26, 2003. Certain terms described in the Company's press release dated February 7, 2003, announcing the APE Solicitation have been amended by the Supplement to Solicitation Statement, including, among others:

>> Conditions: The Company has reduced the minimum participation in the APE Solicitation of holders of Existing Debt from U.S.$380 million principal amount to seventy percent (70%) of the aggregate principal amount of any Existing Debt outstanding after giving effect to the Cash Tender Offer, provided that holders electing the 10-Year Notes shall not represent, in the aggregate, an amount of Existing Debt in excess of U.S.$120,000,000.

>> The New Notes: Interest on the 7-Year Notes and 10-Year Notes will accrue from the date that the APE is filed with the Bankruptcy Court (as opposed to the date of the Court Approval, as previously announced).

>>   The Class C Shares:

       o The Class C Shares offered in the APE Solicitation may represent up to approximately 36% of the Company's fully diluted equity after Court Approval (as opposed to 34%, as previously announced);

       o The Company has agreed to (i) clarify the ownership percentages that permit the holders of the Class C Shares and the holders of class D shares of common stock of the Company ("Class D Shares") to elect members to the Company's board of directors (the "Board of Directors" or "Board") and (ii) modify the basis on which ownership is calculated from total outstanding share capital to Relevant Capital (as such term is described in both the Supplement to Solicitation Statement and the Supplement to Offer to Purchase);

       o The Company has agreed to use its best efforts to cause Class D Shares to be approved for trading on the Buenos Aires Stock Exchange as early as practicable (as opposed to within 270 days after Court Approval, as previously announced);

       o The Company has agreed that so long as the voting power of the Class A Shares represents less than 50% of the Company's total voting capital, the number of directors elected by the Class A Shares will be reduced and, to the extent the holders of the Class D Shares increase their percentage ownership of the Company's total voting capital as prescribed in the Company's amended bylaws, they will be entitled to elect additional directors; and

       o For so long as the Class C Shares represent at least 15% of the Company's Relevant Capital, certain decisions will not be validly taken if at least one (where there are one or two Class C Directors present) or two (where there are three Class C Directors present) Class C Directors or the majority of the holders of the Class C Shares attending a shareholders' meeting, oppose such decision at a Board or shareholders' meeting, as the case may be, called for the purpose of making such decision.

The Cash Tender Offer

The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is tendered for purchase in the Cash Tender Offer. As of 5:00 p.m. today, New York City time, approximately U.S.$137.2 million principal amount of Existing Debt has been tendered in the Cash Tender Offer.

The Cash Tender Offer will remain subject to all terms and conditions described in the Offer to Purchase dated January 31, 2003, as amended and supplemented by the Supplement to Offer to Purchase dated March 26, 2003.

                                      * * *

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND NEITHER THE APE NOR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE, IF APPROVED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER THE APE OR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF THE APE OR SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

The Information Agent for both the Cash Tender Offer and the APE Solicitation is D.F. King & Co., Inc. and its telephone number is (212) 493-6920. The Depositary for the Cash Tender Offer and the Exchange Agent for the APE Solicitation is JPMorgan Chase Bank and its telephone number is (212) 623-5162.

                                      * * *


              This extension notice is dated as of March 26, 2003.

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                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, March 27, 2003         By:  /s/ Adrian Meszaros
                                                     -------------------------
                                                     Adrian Meszaros
                                                     Chief Financial Officer